EXHIBIT 2

THE WESTAIM CORPORATION

Managements Discussion and Analysis

for the year ended December 31, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the results of operations and financial condition for the years ended December 31, 2003 and December 31, 2002 should be read in conjunction with the Consolidated Financial Statements and accompanying notes.

DESCRIPTION OF THE BUSINESS

The Westaim Corporation (“the Company”) develops, commercializes and launches high-potential technologies into the fast growing sectors of the economy. The Company’s portfolio of business opportunities includes flat panel displays, antimicrobial wound care products and pharmaceuticals.

The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.

CONSOLIDATED RESULTS

OVERVIEW

For the year ended December 31, 2003, the Company reported a net loss of $34.5 million compared to a net loss of $49.8 million in 2002. The loss from continuing operations was $36.9 million in 2003 compared to $39.1 million in 2002. The Company reported income from discontinued operations of $2.4 million in 2003 compared to a loss from discontinued operations of $10.7 million in 2002. Revenues from continuing operations for the year ended December 31, 2003 were $17.3 million compared to $12.6 million in 2002.

The basic and diluted net loss per common share was $0.44 in 2003 compared to $0.64 in 2002. The basic and diluted loss per common share from continuing operations was $0.47 in 2003 and $0.50 in 2002. Weighted average number of common shares outstanding were 78.0 million and 77.9 million in 2003 and 2002, respectively.

On January 29, 2004, the Company sold its Ambeon business segment (“Ambeon”) to Sulzer Metco (Canada) Inc. for approximately $35.0 million. As a result, this business has been accounted for as a discontinued operation in 2003 and 2002. In May 2002, the Company announced its intention to close the Coinage division and to seek a strategic buyer for its Ethylene Coatings business. These businesses are also accounted for as discontinued operations in 2003 and 2002.

Continuing operations reflect the results of the Company’s subsidiaries, NUCRYST Pharmaceuticals Corp. (“NUCRYST”) and iFire Technology Inc. (“iFire”). Revenues increased 36.9% in 2003, reflecting the growth of revenues of NUCRYST’s wound care business.

A comparison of operating costs from continuing operations in 2003 compared to the prior year is as follows:

		% of		% of
($millions)	2003	Revenue	2002	Revenue
Manufacturing	$5.9	34.4%	$5.0	39.5%
Selling, general and administrative	3.8	21.7%	4.9	38.5%
Research and development	25.7	148.6%	23.3	184.4%
Depreciation and amortization	5.0	28.9%	4.2	33.5%

	$40.4		$37.4

22 The Westaim Corporation Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Results (continued)

The increase in manufacturing costs reflects higher sales of wound care products at NUCRYST. Manufacturing costs measured as a percent of revenue have improved by 5.1 percentage points as a result of product mix and economies of scale. Lower selling and administration costs were primarily the result of reduced salaries and wages and consulting fees. The increase in research and development expenses reflects a planned reduction in funding contributions to iFire from Technology Partnerships Canada (“TPC”), further discussed below, and increased research and development expenditures relating to pharmaceutical development at NUCRYST. All eligible research and development expenditures qualify for a 20% tax credit that can be utilized when the Company reaches a taxable position. No development costs were capitalized in 2003 and 2002.

Corporate expenses for the year ended December 31, 2003 were $8.9 million, up from $6.7 million in 2002, reflecting the impact of non-recurring costs relating to a corporate reorganization in early 2003. Additional corporate costs were incurred with respect to the Board of Directors’ initiative to maximize shareholder value in the second half of 2003 and increases in the value of deferred share units granted to Directors of the Company.

Interest income and foreign exchange of $0.7 million in 2003 was significantly lower than the $2.2 million reported in 2002. This reduction was primarily due to the impact of the strengthening Canadian dollar in 2003 and the resulting exchange losses on translation of foreign currency monetary assets. Loss on disposal of assets reflected losses on the disposal of assets no longer in use, primarily at iFire.

Future income tax expense, a non-cash item, was $4.7 million compared to $6.4 million in 2002 and results from a reduction in the Company’s future income tax asset. The reduction in the tax amount in 2003 reflects the impact of Ambeon being accounted for as a discontinued operation.

The loss in the fourth quarter of 2003 of $17.7 million, is $8.2 million higher than the same period in 2002. This reflects an increase in future income tax expense of $3.9 million related to the divestiture of Ambeon, increased corporate costs of $1.4 million primarily related to the work of the Special Committee of the Board of Directors, and increased research and development expenditures. The increase in research and development costs of $2.2 million reflects spending on pharmaceutical development at NUCRYST and the completion of funding contributions from TPC at iFire.

OPERATIONS

Performance Measures

As a developer of new technologies, the Company uses financial and technical performance measures to track corporate performance. The Company develops comprehensive long-range plans and annual plans for each business segment with a view to maximizing long-term shareholder value. The success of each business unit is measured on its ability to achieve performance milestones within a specified timeframe. These milestones generally relate to specific research and development targets. Given the uncertainty surrounding developing new technologies, these milestones are reviewed and updated on a regular basis during the year. Financial milestones are also set and measured. Financial performance may relate to sales activity for commercial products or the achievement of results within operating expense and capital budget targets.

The Company’s business plans, and related measurements of performance against plan, are designed to ensure that the Company’s capital and human resources are focused on maximizing return on investment.

Continuing Operations

The Company’s operations are organized into two high-potential emerging technology businesses: iFire Technology Inc. (“iFire”) and NUCRYST Pharmaceuticals Corp. (“NUCRYST”). The Company’s primary strategy is to invest in the independent technical, research, operating, and marketing and sales capabilities of each of its technology investments through the early years of product development, introduction and commercialization.

The Westaim Corporation Annual Report 2003 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Results (continued)

•	iFire Technology Inc.

iFire, based in Toronto, Ontario, has developed a proprietary full-color solid-state display technology with applications in both the fast-growing large screen TV market and small graphic display market. This business unit continues to achieve strategic milestones toward proving the commercial viability of its technology. In 2002, iFire entered into a technology collaboration agreement with Sanyo Electric Company Ltd. (“Sanyo”) to provide research and development expertise to iFire. In the second quarter 2003, iFire entered into an agreement with Dai Nippon Printing Co., Ltd. (“DNP”) to develop the front-end manufacturing processes for iFire’s display technology. iFire continues to make further technical improvements to its displays as measured in color, brightness, lifetime and electronics.

The net loss of iFire after Technology Partnerships Canada (“TPC”) funding for the year ended December 31, 2003 was $19.9 million compared to $16.9 million in 2002. Revenues were $0.9 million in 2003 compared to $4.3 million in 2002 as final deferred revenues were recognized from a licensing agreement with TDK Corporation (“TDK”). Total expenses for research, development and trial manufacturing including depreciation, and before TPC funding, were $26.0 million in 2003 compared to $29.2 million in 2002. Approximately 50% of iFire’s expenses arise from salaries and wages of research and development staff.

In 2003, iFire achieved significant milestones in its initiatives to transition from research and development to the commercialization of its proprietary flat panel display technology. In April, iFire announced a technology breakthrough that further simplified the flat panel manufacturing process. This development, Color-By-Blue™, will result in capital and production costs that in large-scale production Management estimates will be lower by approximately 15%.

Ahead of plan, in December 2003, iFire successfully scaled its prototype display from 17 inches to 34 inches. The 34-inch display is fabricated using processes that are expected to be directly transferable to commercial production. The first steps in the fabrication, referred to as front-end processes, are completed by iFire’s joint development partner, DNP, in Kashiwa, Japan. The remainder of the fabrication process is completed in iFire’s Toronto facility.

In the first half of 2004, iFire expects to complete the installation of the remaining prototype production toolset and focus on optimizing processes to improve performance and reduce defects on prototype 34-inch displays. Upon successful completion of these milestones, iFire expects to begin construction of a pilot production plant at its Toronto facility, at a cost of approximately $40 million in 2004. This will be partially funded through a US$10 million loan agreement signed in January 2004 with DNP. It is the expectation of both iFire and DNP that the financing relationship will be rolled into an expanded commercial agreement as the technology moves through pilot phase and into commercial production, or alternatively, the loan will be repaid by iFire. Remaining capital costs for the pilot production plant will be funded through further partnership agreements or internal Company resources.

In late 2002, iFire entered into a joint development agreement with Sanyo. As part of this agreement, Sanyo provides funding to iFire for certain research and development projects. This funding is accounted for as a reduction in research and development expenses and amounted to $1.4 million in 2003. Total funding is expected to amount to US$3.8 million over 4 years.

In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through TPC. Under the agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30 million. In exchange, iFire agreed to pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire, representing approximately 0.5% of the current outstanding common shares of iFire. Contributions from TPC were recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire, as determined by the nature of the expenditure being funded. Under this arrangement, in 2003 iFire received $6.2 million, the final balance of the total $30 million funding.

24 The Westaim Corporation Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Results (continued)

The impact of the TPC funding on the operating results of the iFire business segment is summarized below:

	Operating Expenses			Capital Expenditures
($millions)	2003	2002	2001	2003	2002	2001
Expenses – iFire	$26.0	$29.2	$27.2	$9.2	$3.9	$3.1
TPC funding	5.2	8.0	12.9	0.8	1.0	1.6

Net expenses – iFire	$20.8	$21.2	$14.3	$8.4	$2.9	$1.5

In 2000, iFire entered into a strategic partnership with TDK. The transaction included the purchase of a 2.5% equity investment in iFire, an up-front license fee of $11.8 million for the non-exclusive right to use iFire’s proprietary technology to manufacture flat panel displays under 12 inches in size and ongoing royalty payments on future sales of displays manufactured by TDK using iFire technology. The up-front license fees received from TDK were recognized in revenue over three years, the period that the services were provided. The remaining $0.6 million in deferred licensing revenue was recognized in 2003. This agreement may be renewed on an annual basis, with $0.3 million received in 2003, representing the current year’s fee.

Capital spending before TPC funding amounted to $9.2 million in 2003 compared to $3.9 million in 2002. This increase primarily related to the acquisition of tooling and construction of facilities required to scale production of iFire’s flat screen technology from 17 inches to 34 inches.

The 2004 outlook for iFire is to continue research and development expenditures at levels comparable to 2003 and to make capital expenditure investments in the range of $40 million as discussed above. iFire intends to pursue a strategy of developing relationships with major international electronics companies with a view to jointly exploiting the commercialization of large-format display products and sharing in the development and capital costs of a large-scale manufacturing facility.

•	NUCRYST Pharmaceuticals Corp.

NUCRYST researches, develops and commercializes wound care products and pharmaceutical products based on its noble metal nanocrystalline technology. The net loss for the year ended December 31, 2003 was $1.9 million compared to a loss of $7.0 million in 2002. Revenues for the year ended December 31, 2003 were $16.2 million compared to $8.3 million in the prior year. Revenues in 2003 benefited from a one-time payment of $4.6 million (US$3.0 million) from Smith & Nephew plc (“Smith & Nephew”) following the achievement of a regulatory milestone.

The financial results of NUCRYST are as follows:

($millions)	2003	2002	2001
Wound care product related revenue	$11.6	$8.3	$8.2
Milestone revenue	4.6	—	1.6

Total wound care revenue	$16.2	$8.3	$9.8

Wound care contribution	$8.0	$0.7	$(3.6)
Pharmaceutical development costs (including general and administrative expenses)	(9.4)	(7.3)	(2.5)
Other expenses	(0.5)	(0.4)	(0.1)

NUCRYST loss	$(1.9)	$(7.0)	$(6.2)

The Westaim Corporation Annual Report 2003 25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Results (continued)

Wound Care Products – Acticoat™ Burn Dressings and Acticoat 7™ Antimicrobial Dressings, targeting the burn and chronic wound markets, were developed and sold by NUCRYST until May 2001 when a series of agreements was completed with Smith & Nephew under which Smith & Nephew acquired an exclusive global license to the NUCRYST antimicrobial coating technology for wounds, together with NUCRYST’s U.S. and Canada Acticoat™ burn dressing business. NUCRYST continues to manufacture Acticoat™ products for Smith & Nephew and receives royalty payments based on Smith & Nephew’s global sales. The two companies are collaborating to develop the technology for the introduction of new products for chronic and serious wounds.

NUCRYST’s wound care business continued to grow in 2003 as indicated in the table above. Revenue from licensing and manufacturing in 2003 was $11.6 million compared to $8.3 million in 2002. Total sales to end users of Acticoat™ products increased by more than 50% year-over-year in both 2003 and 2002 with Smith & Nephew now selling Acticoat™ products in 27 countries. Prior to May 2001, revenues reflected direct sales by NUCRYST to customers. Commencing in May 2001, revenue comprises licensing royalties, milestone payments and manufacturing revenues relating to Acticoat™ products produced for and sold by Smith & Nephew.

Cash flow generated from the wound care business of NUCRYST will continue to be used to partially fund the significant cash requirements related to pharmaceutical development.

Pharmaceuticals – In April 2003, NUCRYST received approval of its first Investigational New Drug (“IND”) from the U.S. Food & Drug Administration (“FDA”). This allowed NUCRYST to initiate Phase I human clinical trials of a dermatology cream containing its proprietary formulation of silver nanocrystals. NUCRYST is developing this product (NPI 32101) for the treatment of atopic dermatitis, or eczema, and other skin conditions. The Company believes that the market in the United States alone for antiinflammatory topical products was more than US$800 million in 2002. NUCRYST Management believes that existing treatments in the market do not meet the needs of patients suffering from eczema.

As planned, the Phase I safety trials have been successfully completed in 2003 and the first Phase II trials, which examine the efficacy of the cream on patients with eczema, were launched in the fourth quarter of 2003. NUCRYST’s pharmaceutical expenses increased by 29% from 2002 to 2003, reflecting the increased costs relating to research on dermatological pharmaceuticals and the initial clinical trials.

Capital spending totalled $1.8 million in 2003 compared to $2.4 million in 2002 and in both years related primarily to the completion of additional manufacturing capacity of Acticoat™ products in Fort Saskatchewan, Alberta. NUCRYST’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts, and manufacturing operations are located in Fort Saskatchewan.

The outlook for NUCRYST is for continued growth in licensing and manufacturing revenues as markets for Acticoat™ wound care products are expanded in the United States and Europe by Smith & Nephew. Increases in revenue are expected to be significantly more than offset by increases in research and development expenditures as NUCRYST expands clinical and preclinical research into the pharmaceutical attributes of its noble metal nanocrystalline technology. The first Phase II trials are expected to be completed in 2004 and additional expanded Phase II trials will follow. Losses at NUCRYST are expected to increase significantly in 2004 as a result of funding these trials. NUCRYST’s current research and development effort is focused on obtaining FDA approval of one or more drugs to be used in the treatment of dermatology indications and will involve 3 to 5 years of clinical development. NUCRYST is targeting its first pharmaceutical product launch in 2007.

Discontinued Operations

•	Ambeon

On January 29, 2004, the Company sold Ambeon to Sulzer Metco (Canada) Inc. for total proceeds of approximately $35.0 million subject to customary adjustments including changes in working capital. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and to focus resources on the Company’s two high-potential technologies, iFire and NUCRYST.

26 The Westaim Corporation Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Results (continued)

Under new Canadian Generally Accepted Accounting Principles (“GAAP”) introduced in 2003, all expected future losses and estimated shutdown and asset disposal costs relating to discontinued operations are no longer accrued, but are reported in the period in which they occur. As a result, the pre-tax gain from the sale of Ambeon of approximately $5.0 million will be reported in the first quarter of 2004. In addition, discontinued operations costs estimated to be approximately $2.0 million relating to the restructuring of the Company as a result of the sale of Ambeon will be reported in the quarters in which they occur in 2004 and subsequently. Under Canadian GAAP, all assets relating to a discontinued operation that are expected to be sold within twelve months are reported as current assets available for sale.

Ambeon was the final industrial business owned and operated by the Company. This business segment, while generating cash flow to fund the Company’s emerging technologies, had suffered from a downturn in its core markets in the past two years. The proceeds from this sale will be used to fund NUCRYST’s pharmaceutical development and iFire’s transition from development to production of its flat screen technology.

Ambeon, with operations in Fort Saskatchewan, Alberta, and the United Kingdom, develops, manufactures and sells coating materials and products for customers in the aerospace, electronics, catalyst and other markets. The segment earnings from Ambeon operations for the year ended December 31, 2003 were $3.0 million on revenue of $30.1 million compared to net earnings of $9.0 million on revenue of $36.4 million in 2002. Revenue from core product lines increased 5.6% from $27.2 million in 2002 to $28.8 million in 2003 and earnings from core products declined from $2.6 million in 2002 to $2.0 million in 2003, reflecting the general downturn in the aerospace and electronics industries. The results in 2003 were also negatively impacted by the weaker U.S. dollar, the currency in which most of Ambeon’s products are sold, and by the increasing cost of nickel, the primary raw material in many of Ambeon’s products.

The cyclical decline in the core business was offset in 2002 and 2003 by favorable results from a one-time materials supply contract which was completed in the first quarter of 2003. Revenues and earnings from this contract were $1.5 million and $1.1 million, respectively, in 2003 compared to $8.9 million and $6.4 million in 2002. Capital spending totalled $1.7 million in 2003 compared to $1.2 million in 2002.

During 2003, Ambeon sold 357 tonnes of nickel composite and other nickel-based materials to the aerospace and electronics industries compared to 352 tonnes in 2002. Ambeon also sold 385 tonnes of nickel welding powders compared to 373 tonnes in 2002.

•	Coinage Division and Ethylene Coatings business

In May 2002, the Company announced its intention to close the Coinage division and to sell or close its Ethylene Coatings business. As a result, these businesses are accounted for as discontinued operations. The decision to discontinue the Coinage business followed several quarters of operating losses. The outlook for the business was unsustainable as a result of weak demand and global over-capacity in the coin blank industry following completion of the multiyear Euro coin project. Operations in the Coinage Division were discontinued in July, 2002.

The Ethylene Coatings business, Surface Engineered Products (“SEP”) produced anti-coking coatings for furnaces used in the production of ethylene. SEP’s main target market, the ethylene industry, had been experiencing harsh economic conditions and the rate of adoption of the anti-coking technology had not met expectations. Subsequently, SEP operations were shut down in February 2003 after the completion of contracted production. The manufacturing warehouse and office facility of the Ethylene Coatings business in South Edmonton, Alberta is reported as a long-term asset available for sale in the Company’s consolidated financial statements.

The loss from discontinued operations related to these businesses for the year ended December 31, 2002 was $19.7 million and included provisions for work force reductions and other shutdown and asset disposal costs totaling $9.1 million. All expected future losses from the Ethylene Coatings business were included in the net loss from discontinued operations recorded in 2002.

Details of the financial impact of discontinued operations are found in Note 3 to the 2003 Audited Consolidated Financial Statements.

The Westaim Corporation Annual Report 2003 27

MANAGEMENT’S DISCUSSION AND ANALYSIS

INVESTMENTS

Until early 2002, the Company, through its Westaim Partners division, made early-stage investments in emerging technology businesses. In May 2002, the Company made the decision to discontinue further early-stage investments and began to reduce its existing investment portfolio. The Company recorded equity losses and writedowns related to these investments of $3.4 million in 2002. The carrying value of the remaining investments at December 31, 2003 has not changed from December 31, 2002.

INVENTORY

The Company’s inventories were $2.6 million at December 31, 2003 compared to $2.5 million at December 31, 2002. This inventory is related primarily to NUCRYST’s operations and represents raw materials, work in progress and finished goods of its wound care business. Ambeon’s inventories of $10.8 million at December 31, 2003 and $11.4 million at December 31, 2002 have been included in current assets available for sale. This inventory was part of the assets sold to Sulzer Metco (Canada) Inc. on January 29, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003, the Company had cash, cash equivalents and short-term investments of $68.1 million compared to $101.3 million at December 31, 2002. This reduction in liquidity of $33.2 million is generally consistent with the prior year and is primarily the result of cash used in continuing operations before working capital changes of $27.0 million compared to $28.3 million in 2002, and cash provided from discontinued operations of $3.2 million compared to cash used in discontinued operations of $4.8 million in 2002. Changes in non-cash working capital balances related to continuing operations generated cash of $2.3 million in 2003 compared to a use of cash of $3.3 million in 2002 and capital expenditures for continuing operations totalled $10.4 million in 2003 compared to $6.1 million in 2002.

The Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources. The Company’s 2004 Business Plan indicates that the Company will have sufficient cash and short-term investments to fund its pharmaceutical developments at NUCRYST and flat screen commercialization plans at iFire.

The sale of Ambeon in January 2004 has provided the Company with immediate proceeds of approximately $31.0 million, giving the Company nearly $100 million in cash and short-term investments in the first quarter of 2004 to fund NUCRYST and iFire. A further $2.8 million from the Ambeon sale is held in escrow and will be eligible for release as certain conditions are met in 2004 and 2005. NUCRYST’s wound care business will continue to partially fund pharmaceutical development and is expected to benefit from a US$5 million milestone payment from Smith & Nephew in 2004.

Westaim’s total capital expenditures are expected to be in the order of $40 to $45 million in 2004, depending on the achievement of technical milestones. The Company will benefit from the financing of US$10 million to be provided by DNP in 2004 for equipment related to the pilot manufacturing facility. Capital expenditures could increase to approximately $150 million in 2005 if iFire builds its own production facilities.

DIVIDENDS

No dividends were paid in 2003 or 2002. The Company’s current policy is to retain its cash reserves to finance capital projects and business growth.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are disclosed in Note 2 to the 2003 Audited Consolidated Financial Statements.

28 The Westaim Corporation Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies (continued)

The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are key policies that may impact the Company’s financial conditions and results from operations and that require significant judgments by Management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.

Research and Development Costs – Development costs are capitalized once the Company has determined that commercialization criteria concerning the product or process have been met. The Company reviews the progress of research and development initiatives on a regular basis and has determined that, in 2002 and 2003, no development costs should be deferred and amortized.

Site Restoration Costs – Future site restoration costs have been estimated by qualified employees of the Company, taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and possible uses of the site. Provision details are based on cost estimates provided by independent consultants. Significant judgment is required in the determination of these provisions and the Company takes a conservative approach in not accruing potential recoveries from third parties where indemnifications are in place. It is the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty. Revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision in future periods. Also see Environmental Matters.

Income Taxes – The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. In determining the provision for income taxes and, in particular, the future tax asset, the Company interprets tax legislation in a variety of jurisdictions as well as assumptions about the timing and certainty of the reversal of the future tax assets. Changes to these interpretations could have a material effect on income tax provisions in future periods.

Stock-Based Compensation – As permitted by Canadian GAAP, the Company currently does not recognize the expense related to applying the fair value method of accounting for stock options but instead discloses on a pro forma basis in the capital stock note to the consolidated financial statements. Canadian GAAP requires that, effective January 1, 2004, the fair value method of accounting for stock options be recognized in the financial statements. It provides for alternate methods of implementation and the Company has elected to apply the provisions retroactively with restatement of prior years. As a result, the cumulative compensation cost of options issued during 2002, using the Black Scholes option pricing model, will be charged to deficit with a corresponding increase to contributed surplus at January 1, 2003. Quarterly results for 2003 will be restated to reflect the expense related to options issued in 2002 and 2003. The Company has determined that electing this method of applying the new rules will have the most conservative impact on its financial results.

ENTERPRISE RISK MANAGEMENT

The Company invests in new technologies with the objective of providing leadership, strategy and capital to commercialize the technology as quickly as possible. There is significant risk that the technology may not be commercialized in a timely or cost-effective manner or that it may not be accepted by the marketplace. The Company reduces this risk by investing in multiple technologies and product lines but these risks could have a material adverse impact on the Company’s business, financial condition, and results from operations.

RISKS AND UNCERTAINTIES

Westaim may be unable to develop commercially viable products.

Some of the Company’s products, such as iFire’s flat panel television displays, are still in the developmental stage. The Company will likely continue to incur significant research and development costs before any of these products are commercially viable, and

The Westaim Corporation Annual Report 2003 29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise Risk Management (continued)

there is no assurance that any of its products will ever reach this stage or that the Company will achieve the level of market penetration that it expects. Some or all of the technological obstacles that will need to be overcome in order to make these products commercially viable may prove to be insurmountable.

Some of the Company’s proposed products, such as pharmaceutical products, will require regulatory approval before the Company is allowed to sell them. The Company expects the regulatory approval process to be lengthy and expensive and the Company will have the burden of proving that its products are safe and effective. There is no assurance that the Company will ever obtain regulatory approval to sell any of its proposed products, or that the conditions imposed by regulators will be satisfactory to the Company. Regulatory requirements imposed on its products could limit the Company’s ability to test, manufacture and commercialize its products.

If Westaim fails to raise the capital necessary to fund its operations, it may be unable to advance the development and commercialization of its technologies.

A commitment of substantial resources by the Company and its collaborators to conduct research and development, construct pilot or large-scale manufacturing facilities and conduct clinical studies will be required to successfully commercialize products under development. It has not been necessary for the Company to raise new capital since its inception and the Company believes that its current financial position is strong. Nevertheless, the Company believes that the flat panel television display, medical products and pharmaceuticals businesses may grow extremely rapidly and the Company may not be able to raise additional capital at the time it is needed to complete product development and build manufacturing facilities. Additional capital may be required to fund operations, fund clinical studies, continue the research and development of product candidates, commercialize products and construct pilot and full-scale manufacturing facilities. If the Company is unable to raise additional funds when required, it may be necessary to delay, reduce or eliminate some or all of its development programs.

The commercial potential of the Company’s products depends upon certain issues regarding pricing, production costs and medical reimbursement.

The ability to commercialize iFire’s flat screen technology successfully will depend in part on its ability to price its products at a point that will generate consumer demand, while allowing for an adequate profit margin. The Company believes that its product can be produced at costs lower than other flat screen technologies but there is no assurance that there will be consumer demand for the iFire product or that competing products will not be developed and priced below the prices required by iFire to be profitable. The Company’s ability to commercialize its pharmaceutical products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations, and there can be no assurance that adequate third party coverage will be available for the Company to realize an appropriate return on its investment in product development.

Westaim will need to form partnerships to develop and sell its products.

The Company’s ability to successfully develop, manufacture and market its current and proposed products will depend, to a large extent, on its ability to form partnerships or joint ventures with established corporations or other collaborators. Except as described elsewhere in this document, the Company has not yet entered into any material partnerships or joint ventures for the development or marketing of these products, nor will it necessarily be able to do so in the future. The Company may not be able to find suitable partners or form a partnership or joint venture on terms that are beneficial.

Westaims products may become technologically obsolete.

The Company competes, and intends to compete, in markets that are characterized by rapid adaptation to technological change. These markets include, but are not limited to, the medical devices, pharmaceuticals and flat screen television monitor markets. The Company’s current and future products may be quickly rendered obsolete and unmarketable. The Company will need to continually develop new products and enhance existing products to keep pace with evolving technologies, customer preferences and industry standards.

30 The Westaim Corporation Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise Risk Management (continued)

Westaim is developing products for highly competitive markets.

The Company faces, and will face, competition from a number of other companies including major domestic and international companies which have substantially greater financial, technical, marketing, sales, distribution and other resources. Many of these competitors may also have greater name or brand recognition. The Company’s competitors may produce more technologically advanced products, at a lower cost, than the Company is capable of producing. Competition may cause the Company to lose market share and may reduce profit margins on any products that it is able to sell.

Westaim may be unable to protect its intellectual property.

In order to succeed, the Company will need to prevent its intellectual property from being misappropriated by third parties. To protect its intellectual property, the Company relies primarily on its confidentiality agreements, physical security at research and manufacturing facilities, as well as the copyright, trade secret, trademark and patent laws of Canada, the United States, and other countries in which the Company conducts, or will conduct, business. The laws of other countries may not protect intellectual property rights to the same extent as the laws of Canada and the United States and, in any event, the methods that the Company has chosen may fail to adequately prevent misappropriation of its intellectual property. The Company cannot provide assurance that it will succeed in obtaining new patents, that it will be able to enforce existing patents against third parties, or that existing patents will not be successfully challenged by third parties.

Westaim may become involved in expensive intellectual property or product liability litigation.

The Company may be required to commence litigation to enforce its intellectual property rights. Others may claim that it has infringed upon their intellectual property rights and commence litigation against the Company. The Company believes that it will be subject to an increasing number of infringement claims as it begins to produce more products in more industries.

The Company has tried to protect itself against product liability litigation by including limitation of liability provisions in some of its sales agreements. There is no assurance, however, that existing or future limitation of liability provisions will be sufficient to protect the Company in all circumstances, nor can the Company provide assurance that any of these provisions will be held to be enforceable by the Courts. The Company believes that it has obtained sufficient product liability insurance coverage to protect it against claims. However, the wording of its insurance policies may exclude some claims. Furthermore, the Company cannot provide assurance that its insurance limits will be sufficient, nor can it ensure that it will be able to acquire satisfactory insurance in the future.

Westaim may be unable to retain the required highly skilled people.

The Company’s technology businesses are dependent upon the talents and knowledge of certain key individuals in each of the businesses. The marketplace for people with these skills is highly competitive, and the Company may not be able to retain a sufficient number of people with the skills that it requires. The Company provides competitive remuneration and incentives for the retention of key personnel.

Westaim is subject to certain risks because of the international character of its business.

The Company estimates that sales to international customers accounted for over 90% of its net sales in the fiscal year ended December 31, 2003 and the Company anticipates that international sales will continue to represent a material portion of net sales in the future. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, greater difficulty in the collection of accounts receivable, changes in tariffs and other trade barriers, adverse foreign tax consequences and burdens of complying with a variety of foreign laws. The Company may also encounter exchange rate risk in the event international sales are denominated in a currency other than Canadian dollars.

The Westaim Corporation Annual Report 2003 31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise Risk Management (continued)

Volatility of share price.

Market prices for securities of companies developing new technologies are generally volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Company’s financial position, public concern over the safety of biotechnology, future sales of shares by the Company or by our current shareholders, and other factors could have a significant effect on the market price and volatility of the Company’s common shares.

ENVIRONMENTAL MATTERS

The Company’s operations are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater, and the handling and disposal of hazardous substances and wastes.

The Company’s operations in Toronto are conducted under an environmental operating approval from the Ontario Ministry of Environment. The Company’s operations in Wakefield are conducted under various state and federal permits.

The Company operates under a “best management practices program” called Safety and Environment Management Practices (“SEMP”) which incorporates both an environmental management system and an occupational health and safety management system. This program is regularly reviewed and updated to keep pace with or stay ahead of regulatory changes and is internally audited every year.

The provision for site restoration decreased by $0.1 million in 2003 to $7.6 million. The provision relates primarily to site restoration costs associated with the discontinuance of DS Nickel production, asbestos abatement, and soil and groundwater reclamation and remediation costs. All of the provision details are based on cost estimates provided by independent consultants. The Company spent $2.8 million in 2003, of which $2.7 million was recovered from a third party. The Company expects to spend approximately $1.8 million in 2004, of which $0.5 million will be recovered from a third party. These expenditures relate to finalizing the decontamination and decommissioning of DS Nickel production equipment and sites, and asbestos removal on the Fort Saskatchewan site. Thereafter, unless a plant site is decommissioned, it is expected that only nominal amounts will be expended.

For accounting purposes, the total estimated future costs of site restoration are accrued. Future recoveries from third parties for site restoration costs resulting from indemnification agreements are not accrued as the amount of recovery cannot be reasonably estimated.

MARKET FOR SECURITIES

The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol WED and on NASDAQ under the symbol WEDX.

MANAGEMENT’S RESPONSIBILITY

The Management of the Company is responsible for the accuracy of the information disclosed in Management’s Discussion and Analysis. Management ensures that the Company has appropriate information systems, procedures and controls to ensure that information used internally by Management and disclosed externally is complete and reliable. The interim and annual Management Discussion and Analyses are also reviewed and approved by the Audit Committee of the Company’s Board of Directors.

32 The Westaim Corporation Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Responsibility (continued)

Westaim has adopted a Code of Conduct and Ethics for Directors, Officers and Employees, as well as a Finance Code of Conduct for Chief Executive and Senior Financial Officers. These codes can be found on the Corporation’s website at www.westaim.com. During the most recently completed fiscal year, no amendments were made to these codes, and the Corporation has granted no waivers of any of the provisions of these codes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain financial information for the Company for 2001 to 2003:

	Year Ended	Year Ended	Year Ended
($000, except per share data)	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Revenue from continuing operations	$17,285	$12,627	$14,106
Loss from continuing operations	(36,858)	(39,110)	(16,020)
Loss per common share from continuing operations	(0.47)	(0.50)	(0.21)
Net loss	(34,498)	(49,762)	(67,459)
Net loss per common share	(0.44)	(0.64)	(0.87)
Total assets	144,906	184,183	238,179
Total long term debt	—	—	—
Dividends declared	—	—	—

As disclosed in Note 3 to the audited consolidated financial statements, and discussed in this MD&A, the Ambeon business segment has been accounted for as a discontinued operation in 2003. Prior years’ information has been restated accordingly.

In 2002, the Company made the decision to close the Coinage Division and to divest or shutdown the Ethylene Coatings business. Accordingly, the results of these operations and the cost of shutdown have been accounted for on a discontinued basis.

QUARTERLY INFORMATION

	Q1	Q2	Q3	Q4
($000, except per share data)	2003	2003	2003	2003
Revenue from continuing operations	$7,638	$2,683	$3,370	$3,594
Loss from continuing operations	(3,421)	(8,910)	(7,774)	(16,753)
Loss per common share from continuing operations	(0.04)	(0.11)	(0.10)	(0.21)
Net loss	(984)	(8,050)	(7,791)	(17,673)
Net loss per common share	(0.01)	(0.10)	(0.10)	(0.23)

	Q1	Q2	Q3	Q4
($000, except per share data)	2002	2002	2002	2002
Revenue from continuing operations	$3,180	$2,883	$3,000	$3,564
Loss from continuing operations	(8,241)	(13,047)	(8,856)	(8,966)
Loss per common share from continuing operations	(0.11)	(0.17)	(0.11)	(0.11)
Net loss	(8,362)	(25,617)	(6,338)	(9,445)
Net loss per common share	(0.11)	(0.33)	(0.08)	(0.12)

The results of operations of the Ambeon business segment, Coinage Division, and Ethylene Coatings business have been accounted for as discontinued operations. Prior years’ information has been restated accordingly.

The Westaim Corporation Annual Report 2003 33